                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  __________

                                    SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   (AMENDMENT NO. 2 -- FINAL AMENDMENT)/1/


                       AMERICAN CONSUMER PRODUCTS, INC.
                  -------------------------------------------
                      (Name of subject company [issuer])

                               VISTA 2000, INC.
                  -------------------------------------------
                                   (Bidder)

                    Common Stock, $.10 Par Value Per Share
              --------------------------------------------------
                        (Title of class of securities)

                                  025236-10-0
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

            Richard P. Smyth, 11660 Alpharetta Highway, Suite 330,
                            Roswell, Georgia 30076

                                (404) 751-3776
                     -------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

     Copies to:    Steven A. Cunningham,
                   400 Colony Square, Suite 2200,
                   1201 Peachtree Street, N.E.
                   Atlanta, GA 30361

                           Calculation of Filing Fee

     Transaction Valuation /2/                    Amount of Filing Fee
     ---------------------                        --------------------

     $13,771,673.70                               $2,754.34

* Pursuant to, and as provided by, Rule 0-11(d), this amount is based on the purchase of 2,598,429 shares of Common Stock at $5.30 per share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $2,754.34            Filing Party:  Vista 2000, Inc.
                        ---------------                       ------------------

Form or Registration No.:  005-38031            Date Filed:       8/30/95
                          -------------                     --------------------

__________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                                                  ---
Notes).
-----

/2/ Set forth the amount on which the filing fee is calculated and state how it was determined.

     NOTE:  The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.
---

3116                                                        Schedule 14D-1
--------------------------------------------------------------------------

CUSIP No.    025236-10-0         14D-1
           ---------------
--------------------------------------------------------------------------------
 1.  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     VISTA 2000, Inc.  58-1972066

--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group*
                                                      (a)  [_]
                                                      (b)  [_]

--------------------------------------------------------------------------------
 3.  SEC Use Only

--------------------------------------------------------------------------------
 4.  Sources of Funds*

          WC
--------------------------------------------------------------------------------
 5.  Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)               [_]

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

          Delaware

--------------------------------------------------------------------------------
 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

          2,516,064

--------------------------------------------------------------------------------
 8.  Check if the Aggregate Amount in Row (7) Excludes
     Certain Shares*                                       [_]

--------------------------------------------------------------------------------
 9.  Percent of Class Represented by Amount in Row (7)

          96.02
--------------------------------------------------------------------------------

10.  Type of Reporting Person*

          CO
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 dated August 30, 1995 (as previously amended, the "Schedule 14D-1"), filed by Vista 2000, Inc., a Delaware Corporation (the "Purchaser") in connection with its Offer as set forth in the
Schedule 14D-1. Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Schedule 14D-1. By this Final Amendment, the
Schedule 14D-1 is hereby amended as set forth below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented by adding thereto the following:

The Offer terminated in accordance with its terms at midnight, New York City time, on Thursday, September 28, 1995. According to a preliminary count by Harris Trust Company of New York, Depositary for the Offer, as of 12:00 midnight, New York City time, on September 28, 1995, there were validly tendered pursuant to the Offer 2,494,064 Shares (including 6,886 Shares tendered by means of guaranteed delivery), which, when aggregated with the 22,000 shares of the Company's common stock owned by the Purchaser prior to commencement of the Offer, represent approximately 96% of the common stock of the Company on a fully diluted basis. Pursuant to the Offer, the Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(9)    Press Release issued by Vista 2000, Inc. dated
          September 29, 1995.


                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  September 29, 1995

                                   VISTA 2000, INC.



                                   By /s/ Richard P. Smyth
                                      ------------------------------------------
                                         Richard P. Smyth
                                         Chief Executive Officer


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                                 EXHIBIT INDEX

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
                                                             Page No.
Exhibit                                                  in Sequentially
  No.                  Description                       Numbered Schedule
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


(a)(9)     Press Release issued
           by Vista 2000, Inc.
           dated September 29, 1995.
